SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 07 August 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

InterContinental Hotels Group PLC
Half Year Results to 30 June 2012
Preferred brands continue to drive outperformance

Financial summaryº	2012	2011		% Change YoY
			Actual	CER1	CER & ex. LDs2
Revenue	$878m	$850m	3%	5%	6%
Operating profit	$286m	$269m	6%	7%	11%
Total adjusted EPS	64.1¢	59.2¢	8%
Total basic EPS3	94.8¢	54.0¢	76%
Interim dividend per share	21.0¢	16.0¢	31%4
Net debt	$564m	$818m

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:
"We have delivered good results in the first half with RevPAR growth from all regions through gains in both occupancy and rate.  Our brands continue to perform well and we have achieved solid underlying margin growth, resulting in increased profits and strong cash flows.
We are increasing the interim dividend by 31% reflecting these results, our previously stated intention to rebalance the interim and final dividend payments and our confidence in the future prospects of the business.
Consistent with our asset light strategy and our strong track record of returning funds to shareholders, we today announce a $1bn return of capital. This recognises the expected proceeds from the ongoing disposal of InterContinental New York Barclay and our commitment to maintaining an investment grade credit rating.
We continue to invest for growth, strengthening both our existing and our new brands, including EVEN Hotels and HUALUXE Hotels & Resorts.  While the global economic environment remains uncertain, IHG continues to trade well and we are confident that our strategy will deliver high quality growth into the future."

Driving Market Share
•	Total gross revenue5 from hotels in IHG's system of $10.3bn, up 7.3%
•	First half global RevPAR growth of 6.5% (rate up 3.5%) with second quarter up 6.1% (rate up 3.8%)
	-	Americas first half RevPAR up 7.1% (US 7.2%); Europe 1.9%; AMEA 7.9%; Greater China 9.7%.
•	Total system size of 666,873 rooms (4,542 hotels), up 2% year on year
	-	17,449 rooms (112 hotels) added to the system with 8,924 rooms (50 hotels) removed.
	-	Pipeline of 167,485 rooms (1,060 hotels, 13% leading active global share). Over 40% under construction.
	-	Signings of 22,104 rooms (152 hotels), ahead of H1 2011 including 14,073 Holiday Inn brand family rooms.
•	Building preferred brands
	-	Holiday Inn continues to outperform, growing RevPAR premiums to the upper midscale segment in the US over the past 5 years by 6% pts for Holiday Inn and 5% pts for Holiday Inn Express.
	-	For the second year running in 2012, Holiday Inn has been awarded the J.D Power and Associates Award for highest in guest satisfaction among midscale full-service hotel chains.
	-	Crowne Plaza repositioning underway as planned, with expected completion by end of 2015.
	-	Hotel Indigo has demonstrated strong growth in H1, with 8 hotel openings and 10 signings.
	-	HUALUXE Hotels and Resorts first 4 pipeline signings in H1, with a further 4 in July, plus 19 letters of intent.
Growing Margins
•	Fee based margin5 growth of 2.3%pts to 42.9% reflects continuing benefits of scale and some favourable phasing of costs between the first and second half.
Uses of Cash
•	Return of funds to shareholders
	-	$1bn will be returned to shareholders via a $500m special dividend with share consolidation6 to be paid in Q4 2012 and a $500m share buyback programme6 which will commence in Q4 2012.
-
Reflects our commitment to return significant value to shareholders, maintains an efficient balance sheet and investment grade credit rating, and takes into account expected proceeds from the disposal of InterContinental New York Barclay.

	-	Takes total funds returned to shareholders since demerger to $8.9bn, including $1.2bn of ordinary dividends
•	Sustainable growth in the ordinary dividend
	-	31% increase in the interim dividend to 21¢ reflects confidence in IHG's future prospects, plus continued intention to rebalance the interim dividend towards one third of the total for the year.
•	Growth investment funded by recycling capital
	-	Modest growth capital expenditure of $5m in H1 due to phasing.
	-	Full year growth capital expenditure remains at $100m - $200m, plus c.$150m maintenance capex.
	-	The disposal of InterContinental New York Barclay continues to progress.
-
InterContinental London Park Lane is likely to be the next major asset disposal, with a key milestone in the decision making process being the expected opening of InterContinental London Westminster by early 2013.

Current trading update
•	Provisional July RevPAR growth7 3.8%: Americas 5.0%, Europe (0.2)%, AMEA 1.7% and Greater China 7.1%, reflecting in part tougher comparatives and including the timing of US holidays.
º All figures are before exceptional items unless otherwise noted. appendices for financial headlines		¹ CER = constant exchange rates
2 Excluding $10m of significant liquidated damages receipts in 2011		3 After exceptional items
4 Partly intended to rebalance interim and final dividend 5&7 See appendix 6 for definition 6 Subject to shareholder approval

Americas - Continued profit growth driven by franchise business
RevPAR increased 7.1%, with 4.4% rate growth and second quarter RevPAR increased 6.7% with 4.7% rate growth.  US RevPAR was up 7.2% in the first half, with 6.9% growth in the second quarter.  On a total basis including the benefit of new hotels, US RevPAR grew 8.0% in the half, in line with the industry.  On the same basis, Holiday Inn and Holiday Inn Express grew 8.5% and 8.6% respectively, significantly outperforming the upper midscale segment up 7.7%.
Revenue decreased 4% to $400m and operating profit increased 4% to $233m.  After adjusting for owned hotel disposals in 2011, the impact of a $10m liquidated damages receipt in 2011 and the results from managed lease hotels*, revenue was up 5% and operating profit up 9%.  This was driven by good RevPAR growth across the region, resulting in a 9% increase in franchise royalties, slightly offset by the impact of a refurbishment of one owned hotel in the Caribbean and a $3m decrease in fees associated with initial franchising, relicensing, and termination of hotels.
We signed 12,751 rooms (110 hotels) and opened 8,974 rooms (75 hotels) into the system in the half. The Holiday Inn brand family accounted for around three quarters of openings and signings in the region in the half, demonstrating the ongoing benefits from the relaunch. Openings included 9 hotels for our extended stay hotel brands, Candlewood Suites and Staybridge Suites and a second hotel for the InterContinental brand in Mexico City. Signings included 5 Hotel Indigo hotels and 19 for our extended stay brands.

Europe -Solid performance in challenging markets
RevPAR increased 1.9%, with 1.0% rate growth. RevPAR was up 1.5% in the second quarter reflecting the continued uncertainty in macro economic conditions across Europe with rate up 0.9%. (Q2 RevPAR: UK 1.9%, Germany 7.1%, France 0.9%).
Revenue increased 11% (19% at CER) to $206m and operating profit increased 2% (8% at CER) to $52m, with an adverse impact on growth from the weakening Euro:Dollar exchange rate over the period.  At CER and after adjusting for a leased hotel disposal and excluding results from managed lease hotels*, revenue increased 1% and operating profit increased 10%, driven in part by a decrease in regional overheads offset by higher costs in the owned and leased hotels.
We signed 2,964 rooms (17 hotels), including an InterContinental in St. Petersburg and 4 Hotel Indigo hotels. 3,225 rooms (22 hotels) were opened into the system, the most in a half year since 2008, including 4 Hotel Indigo hotels.

AMEA - Strong RevPAR growth
RevPAR increased 7.9%, with 2.2% rate growth and second quarter RevPAR increased 8.8% with 2.7% rate growth. Trading was strong across the region, with most markets showing good RevPAR growth, reflecting economic growth in Southeast Asia, continued recovery from the natural disasters last year, and stronger trading in some markets in the Middle East.
AMEA revenue increased 8% to $108m and operating profit increased 11% to $40m. After adjusting for the disposal in Q3 2011 of a hotel asset and partnership interest in Australia, which contributed $3m to profits in H1 2011, operating profit increased 21% at CER. This reflects strong RevPAR growth across the managed business.
We signed 1,395 rooms (6 hotels) in the half, including 2 InterContinental hotels (625 rooms). 1,868 rooms (7 hotels) were opened, mostly with the InterContinental and Crowne Plaza brands, including the 197 room InterContinental Danang Sun Peninsula Resort hotel in Vietnam, the first Crowne Plaza Resort for the region in Thailand and the first Holiday Inn Express hotel for Southeast Asia, in Bangkok.

Greater China - Double digit system and pipeline growth
RevPAR increased 9.7%, with 3.8% rate growth and second quarter RevPAR increased 7.9% with 4.1% rate growth. Continuing strength in RevPAR growth in North and East China of 14.3% and 11.2% respectively was slightly offset by weaker RevPAR growth in South and West China of 3.6%.
Revenue increased 14% (13% CER) to $108m and operating profit increased 20% (23% CER) to $36m. This was driven by 7.6% RevPAR growth at the InterContinental Hong Kong; $3m growth in managed profits reflecting strong RevPAR growth and 13% room growth, partly offset by incremental investment within managed operations. Regional costs increased by $3m reflecting additional resources in the region to support continued growth.
We opened 3,382 rooms (8 hotels) in the first half, taking our open rooms in the region to 58,184, and strengthening our market leading position. Openings included 2 Crowne Plaza hotels and 5 Holiday Inn brand family hotels, including the largest Holiday Inn in the world in Macau with 1,224 rooms.
Signings of 4,994 rooms (19 hotels) took our pipeline to 49,801 rooms (156 hotels) giving us a continued leading 18% share of the active hotel pipeline in China. 30% of our total group pipeline is in Greater China, of which over 70% is under construction. Signings comprised 4 Crowne Plaza hotels, 10 Holiday Inn brand family hotels, 4 HUALUXE Hotels and Resorts hotels and one Hotel Indigo hotel, demonstrating the strength of our brands in Greater China.

*See appendix 6 for definition

Interest, tax, cash flow and exceptionals
The interest charge for the period was $25m (H1 2011: $32m) due to lower levels of net debt.
Based on the position at the end of the half, the tax charge has been calculated using an estimated annual tax rate of 29% (H1 2011: 28%).  The 2012 full year tax rate is expected to be in the high 20s, moving towards the low 30s in 2013. An exceptional tax credit of $79m relates to prior year matters settled in Q1 2012, together with associated deferred tax amounts.
A $23m exceptional credit relates to the reversal of a previously recorded impairment charge on a North American hotel.
Net debt was $564m at the end of the quarter (including the $210m finance lease on the InterContinental Boston).  This is down from $818m at 30 June 2011 but up $30m on the year end position due to seasonal working capital movements.
The provisional triennial actuarial valuation of the UK defined benefit plan as at 31 March 2012 indicates a deficit of £132m; the future funding related to this is under discussion with the Trustees.

Appendix 1: RevPAR Movement Summary
	July 2012	Half Year 2012			Q2 2012
	RevPAR*	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	3.8%	6.5%	3.5%	1.8pts	6.1%	3.8%	1.5pts
Americas	5.0%	7.1%	4.4%	1.6pts	6.7%	4.7%	1.3pts
Europe	(0.2)%	1.9%	1.0%	0.6pts	1.5%	0.9%	0.5pts
AMEA	1.7%	7.9%	2.2%	3.6pts	8.8%	2.7%	3.9pts
G. China	7.1%	9.7%	3.8%	3.2pts	7.9%	4.1%	2.3pts

*See appendix 6 for definition Appendix 2: First Half System & Pipeline Summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	17,449	(8,924)	8,525	666,873	1.6%	22,104	167,485
Americas	8,974	(4,289)	4,685	446,883	0.3%	12,751	76,721
Europe	3,225	(1,987)	1,238	101,123	2.4%	2,964	14,467
AMEA	1,868	(2,268)	(400)	60,683	(0.7)%	1,395	26,496
G. China	3,382	(380)	3,002	58,184	13.2%	4,994	49,801

Appendix 3: Quarter 2 financial headlines
3 months to 30 June 2012 Operating Profit $m	Total		Americas		Europe		AMEA		G. China		Central
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Franchised	146	140	123	118	18	19	3	3	2	0	-	-
Managed	53	54	12	15	11	11	19	17	11	11	-	-
Owned & leased	34	31	9	7	15	17	1	1	9	6	-	-
Regional overheads	(29)	(28)	(11)	(12)	(7)	(8)	(5)	(5)	(6)	(3)	-	-
Profit pre central overheads	204	197	133	128	37	39	18	16	16	14	-	-
Central overheads	(36)	(40)	-	-	-	-	-	-	-	-	(36)	(40)
Group Operating profit	168	157	133	128	37	39	18	16	16	14	(36)	(40)

Appendix 4: First Half financial headlines
6 months to 30 June 2012 Operating Profit $m	Total		Americas		Europe		AMEA		G. China		Central
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Franchised	263	248	224	209	31	33	6	5	2	1	-	-
Managed	103	103	24	33	15	12	42	39	22	19	-	-
Owned & leased	50	47	7	6	20	23	2	2	21	16	-	-
Regional overheads	(55)	(56)	(22)	(23)	(14)	(17)	(10)	(10)	(9)	(6)	-	-
Profit pre central overheads	361	342	233	225	52	51	40	36	36	30	-	-
Central overheads	(75)	(73)	-	-	-	-	-	-	-	-	(75)	(73)
Group Operating profit	286	269	233	225	52	51	40	36	36	30	(75)	(73)

Appendix 5: Constant exchange rate (CER) operating profit movement before exceptional items
	Total***		Americas		Europe		AMEA		G. China
	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**
Q2 Growth/ (decline)	7%	8%	4%	4%	(5)%	0%	13%	13%	14%	21%
H1 Growth/ (decline)	6%	7%	4%	4%	2%	8%	11%	11%	20%	23%
Exchange rates:		H1 2012			Q2
GBP:USD		EUR:USD			GBP:USD	EUR:USD	* US dollar actual currency
2012	0.63	0.77			0.63	0.78	** Translated at constant 2011 exchange rates
2011	0.62	0.71			0.61	0.70	*** After central overheads

Appendix 6: Definitions
Total gross revenue: total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG's brands.
Fee based margins: adjusted for owned and leased hotels, managed leases and individually significant liquidated damages payments.
Managed lease hotels: properties that are structured for legal reasons as operating leases but with the same characteristics as management contracts.
Provisional July RevPAR growth :  represents actuals other than for Americas and Group for which the last 3 days in July are estimated

Appendix 7: Investor Information for 2012 interim dividend
Ex-dividend date:	22 August 2012	Record date:	24 August 2012
Payment date:	28 September 2012	Dividend payment:	Ordinary shares = 13.5 pence per share
ADRs = 21.0 cents per ADR

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green):	+44 (0)1895 512176
Media Relations (Yasmin Diamond, Kari Kerr):	+44 (0)1895 512426	+44 (0) 7770 736849
High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of the key executives.
Webcast and conference call for Analysts and Shareholders:
A webcast with Richard Solomons (Chief Executive Officer) and Tom Singer (Chief Financial Officer) will commence at 9.30am UK time on 7 August and can be accessed on www.ihgplc.com/interims12. There will also be a live dial-in facility to enable you to ask questions.  The presentation will conclude at approximately 10.30am UK time.
The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future.

UK Toll UK Toll Free US Toll US Toll Free	+44 (0)20 3003 2666 0808 109 0700 +1 212 999 6659 +1 866 966 5335
Passcode:	HOTEL
A replay of the 9.30am conference call will be available following the events - details are below:
UK Toll	+44 (0)20 8196 1998
Replay pin	8622026
US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 9.00am Eastern Standard Time on 7 August with Richard Solomons (Chief Executive Officer) and Tom Singer (Chief Financial Officer). There will be an opportunity to ask questions.

UK Toll UK Toll Free US Toll US Toll Free	+44 (0)20 3003 2666 0808 109 0700 +1 212 999 6659 +1 866 966 5335
Passcode:	HOTEL
A replay of the 9.30am conference call will be available following the events - details are below:
UK Toll	+44 (0)20 8196 1998
Replay pin	5394360
Website:
The full release and supplementary data will be available on our website from 7.00 am (London time) on 7 August. The web address is www.ihgplc.com/interims12. To watch a video of Tom Singer reviewing our results visit our YouTube channel at www.youtube.com/ihgplc.

Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, as well as our two newest brands, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 67 million members worldwide.  IHG franchises, leases, manages or owns over 4,500 hotels and more than 666,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.  InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihg.com/media, www.twitter.com/ihgplc, www.facebook.com/ihg or www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934).  These forward-looking statements can be identified by the fact that they do not relate to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  Factors that could affect the business and the financial results are described in 'Risk Factors' in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

INTERIM MANAGEMENT REPORT

This Interim Management Report discusses the performance of InterContinental Hotels Group PLC (the Company) together with its subsidiaries (the Group or IHG) for the six months ended 30 June 2012.

GROUP PERFORMANCE

	3 months ended			6 months ended
	30 June 2012	30 June 2011%		30 June 2012	30 June 2011%
Group Results	$m	$m	change	$m	$m	change

Revenue
Americas	219	222	(1.4)	400	416	(3.8)
Europe	116	109	6.4	206	185	11.4
AMEA	52	50	4.0	108	100	8.0
Greater China	54	46	17.4	108	95	13.7
Central	28	27	3.7	56	54	3.7
	____	____	____	____	____	____
Total	469	454	3.3	878	850	3.3
	____	____	____	____	____	____
Operating profit before exceptional items
Americas	133	128	3.9	233	225	3.6
Europe	37	39	(5.1)	52	51	2.0
AMEA	18	16	12.5	40	36	11.1
Greater China	16	14	14.3	36	30	20.0
Central	(36)	(40)	10.0	(75)	(73)	(2.7)
	____	____	____	____	____	____
	168	157	7.0	286	269	6.3

Exceptional operating items	23	(30)	176.7	23	(32)	171.9
	____	____	____	____	____	____
	191	127	50.4	309	237	30.4
Net financial expenses	(13)	(16)	18.8	(25)	(32)	21.9
	____	____	____	____	____	____
Profit before tax	178	111	60.4	284	205	38.5
	____	____	____	____	____	____

Total Earnings per ordinary share
Basic	41.6¢	30.0¢	38.7	94.8¢	54.0¢	75.6
Adjusted	38.1¢	35.2¢	8.2	64.1¢	59.2¢	8.3

Revenue increased by 3.3% to $878m, whilst operating profit before exceptional items increased by 6.3% to $286m during the six months ended 30 June 2012.  On a constant currency basis, revenue and operating profit before exceptional items increased by 4.8% and 7.1% respectively.

Group RevPAR increased by 6.5% against the six months ended 30 June 2011, and by 6.1% in the second quarter against the same period in the prior year.  RevPAR growth was led by increases to daily room rates across all brands (3.5% for the Group).  System size increased by 1.6% compared to June 2011.

Fee based margin1 growth of 2.3%pts to 42.9% reflects continuing benefits of scale and some favourable phasing of costs.

Profit before tax increased by $79m from $205m to $284m.  Adjusted earnings per ordinary share increased by 8.3% to 64.1¢.

__________________
1 Underlying fee based margin is defined as operating profit margin adjusted for owned and leased hotels, managed leases and one individually significant liquidated damages receipt in 2011.

The IHG global system (the number of hotels which are franchised, managed, owned or leased) increased in the first half of 2012 by 62 hotels (8,525 rooms) to 4,542 hotels (666,873 rooms) with openings of 112 hotels (17,449 rooms) and removals of 50 hotels (8,924 rooms).  By way of comparison, 122 hotels (24,519 rooms) joined the system in the same period last year, including two InterContinental Alliance resorts (6,986 rooms).

At 30 June 2012, the IHG pipeline which represents hotels and rooms where a contract has been signed and the appropriate fees paid, totalled 1,060 hotels (167,485 rooms), a decline of 84 hotels (12,999 rooms) since the year end.  The movement included additions to the pipeline totalling 152 hotels (22,104 rooms), four more than in the same period in 2011.  Additions were offset by openings and pipeline terminations which occur for a number of reasons such as withdrawal of financing and changes in local market conditions.

THE AMERICAS

	3 months ended			6 months ended
	30 June 2012	30 June 2011%		30 June 2012	30 June 2011%
Americas Results	$m	$m	change	$m	$m	change

Revenue
Franchised	142	135	5.2	260	244	6.6
Managed	24	32	(25.0)	47	70	(32.9)
Owned and leased	53	55	(3.6)	93	102	(8.8)
	____	____	____	____	____	____
Total	219	222	(1.4)	400	416	(3.8)
	____	____	____	____	____	____
Operating profit before exceptional items
Franchised	123	118	4.2	224	209	7.2
Managed	12	15	(20.0)	24	33	(27.3)
Owned and leased	9	7	28.6	7	6	16.7
	____	____	____	____	____	____
	144	140	2.9	255	248	2.8
Regional overheads	(11)	(12)	8.3	(22)	(23)	4.3
	____	____	____	____	____	____
Total	133	128	3.9	233	225	3.6
	____	____	____	____	____	____

Revenue decreased by $16m to $400m (3.8%) and operating profit before exceptional items increased by $8.0m to $233m (3.6%) during the six months ended 30 June 2012.

After adjusting for owned and leased disposals, results for managed lease hotels and excluding the impact in 2011 of an individually significant liquidated damages receipt of $10m, revenue and operating profit increased by $18m (5.0%) and $19m (8.9%) respectively.  RevPAR in the first half of the year increased by 7.1% and system size was broadly flat on the same period of 2011.

During the first half of 2012, franchised revenue and operating profit increased by $16m to $260m (6.6%) and $15m to $224m (7.2%) respectively, compared to the same period in 2011.  This increase was predominantly in relation to royalties, driven by growth in RevPAR on the prior year of 7.2%.  Fees associated with the termination of hotels and initial franchising and relicensing were $3m lower than the same period in 2011.

Managed revenue and operating profit decreased by $23m to $47m (32.9%) and $9m to $24m (27.3%).  Revenue and operating profit included $19m (2011: $36m) and $1m (2011: $2m) respectively from properties that are structured for legal reasons as operating leases but with the same characteristics as management contracts.  Excluding properties operated under this arrangement, as well as the benefit of a $10m liquidated damages receipt in 2011, revenue grew by $4m (16.7%), whilst operating profit increased by $2m (9.5%).  These increases were driven by RevPAR growth across the Americas managed estate of 6.6% on the same period in the prior year, offset by a decrease of 8% in system size.  The decrease in system size mainly reflects the removal of 43 hotels (6,994 rooms) at the end of 2011, as part of the renegotiation of the management contract with Hospitality Properties Trust.

Owned and leased revenue, excluding the impact of current and prior year disposals, decreased by $2m (2.1%) and operating profit increased by $1m to $7m (16.7%).  The decrease in revenue reflected $5m lower revenue at one hotel in the Caribbean, which is undergoing refurbishment.  Operating profit includes a year on year $1m benefit from lower depreciation recorded for the InterContinental New York Barclay since the hotel was categorised as "held for sale" in the first quarter of 2011, subsequent to which no depreciation was charged.

	Hotels		Rooms
		Change over		Change over
Americas hotel and room count	2012 30 June	2011 31 December	2012 30 June	2011 31 December
Analysed by brand
InterContinental	53	1	17,711	113
Crowne Plaza	186	(2)	49,474	(528)
Holiday Inn	820	4	146,890	1,069
Holiday Inn Express	1,904	30	165,823	2,888
Staybridge Suites	178	4	19,241	421
Candlewood Suites	292	7	28,167	667
Hotel Indigo	35	2	4,028	55
Other	51	-	15,549	-
	____	____	______	_____
Total	3,519	46	446,883	4,685
	____	____	______	_____
Analysed by ownership type
Franchised	3,315	49	404,077	5,397
Managed	199	(2)	40,621	(601)
Owned and leased	5	(1)	2,185	(111)
	____	____	______	_____
Total	3,519	46	446,883	4,685
	____	____	______	_____

The Americas system size increased in the first half of 2012 by 46 hotels (4,685 rooms), with 75 hotels (8,974 rooms) joining the system including Holiday Inn Club Vacation Las Vegas Desert Club Resort (658 rooms) and the Presidente InterContinental Santa Fe (111 rooms) in Mexico City.  Holiday Inn and Holiday Inn Express contributed 59 hotels (6,723 rooms) to the openings in the period with Staybridge Suites and Candlewood Suites contributing nine hotels (790 rooms).

29 hotels (4,289 rooms) left the system in the period, primarily across the Holiday Inn and Holiday Inn Express brands (26 hotels, 3,424 rooms), a reduction from 75 hotels (10,488 rooms) in 2011.

	Hotels		Rooms
		Change over		Change over
Americas pipeline	2012 30 June	2011 31 December	2012 30 June	2011 31 December
Analysed by brand
InterContinental	4	(1)	925	(415)
Crowne Plaza	18	(4)	4,231	(1,018)
Holiday Inn	154	(4)	20,704	(1,347)
Holiday Inn Express	351	(21)	32,570	(1,790)
Staybridge Suites	69	(17)	7,258	(1,637)
Candlewood Suites	83	(11)	7,079	(983)
Hotel Indigo	31	(7)	3,954	(539)
	____	____	______	_____
Total	710	(65)	76,721	(7,729)
	____	____	______	_____
Analysed by ownership type
Franchised	698	(67)	74,422	(7,865)
Managed	12	2	2,299	136
	____	____	______	_____
Total	710	(65)	76,721	(7,729)
	____	____	______	_____

The Americas pipeline at 30 June 2012 totalled 710 hotels (76,721 rooms) representing a decline of 65 hotels (7,729 rooms) over 31 December 2011.

New signings in the period of 110 hotels (12,751 rooms) were ahead of the same period last year by eight hotels (1,137 rooms).  The majority of the signings were within the Holiday Inn and Holiday Inn Express brand (83 hotels, 9,432 rooms).  The extended stay hotel brands also contributed 19 hotel signings (1,899 rooms). Terminations from the pipeline of 11,506 rooms represented an increase on the prior year of 1,765 rooms.

EUROPE

	3 months ended			6 months ended
	30 June 2012	30 June 2011%		30 June 2012	30 June 2011%
Europe Results	$m	$m	change	$m	$m	change

Revenue
Franchised	23	23	-	42	42	-
Managed	39	28	39.3	71	45	57.8
Owned and leased	54	58	(6.9)	93	98	(5.1)
	____	____	____	____	____	____
Total	116	109	6.4	206	185	11.4
	____	____	____	____	____	____
Operating profit before exceptional items
Franchised	18	19	(5.3)	31	33	(6.1)
Managed	11	11	-	15	12	25.0
Owned and leased	15	17	(11.8)	20	23	(13.0)
	____	____	____	____	____	____
	44	47	(6.4)	66	68	(2.9)
Regional overheads	(7)	(8)	12.5	(14)	(17)	17.6
	____	____	____	____	____	____
Total	37	39	(5.1)	52	51	2.0
	____	____	____	____	____	____

Revenue increased by $21m to $206m (11.4%) and operating profit before exceptional items increased by $1m to $52m (2.0%) during the six months ended 30 June 2012.  At constant exchange rates, and after adjusting for a leased hotel disposal and excluding results from managed lease hotels, revenue and operating profit before exceptional items increased by 0.6% and 10.2% respectively.

RevPAR growth across the region was 1.9% in the six months to 30 June 2012 compared to the same period in the prior year, including a 1.5% increase in the second quarter compared to the same period in 2011.  System size across the region grew by 2,356 rooms (2.4%) compared to 30 June 2011.

Franchised revenue was flat at $42m, whilst operating profit decreased by $2m to $31m (6.1%).  On a constant currency basis, revenue increased by $2m (4.8%) primarily driven by a RevPAR increase of 2.2%, together with system size growth of 3.1% on the same period in 2011. On the same basis, operating profit was flat.

Managed revenue and operating profit increased by $26m to $71m (57.8%) and by $3m to $15m (25.0%), respectively.  In the first half of 2011, two properties were converted from management contracts to an operating lease structure with the same characteristics as management contracts.  Revenues recorded under the operating lease structure were $38m ($42m on a constant currency basis) in the first half of 2012 (2011: $6m), with operating profit of $1m (2011: $1m).  Excluding the impact of properties under the operating lease structure and on a constant currency basis, revenue decreased by $4m (10.3%), whilst operating profit grew by $4m (36.4%).

Owned and leased revenue and operating profit decreased by $5m to $93m (5.1%) and by $3m to $20m (13.0%) respectively.  On a constant currency basis and after adjusting for a leased hotel disposal, revenue increased by $3m (3.1%) primarily driven by a RevPAR increase of 2.3%.  Operating profit decreased by $1m (4.5%) on the same basis driven by increased hotel costs.

Regional costs decreased from $17m to $14m (17.6%), mainly reflecting the reallocation of certain expenditure to central costs.

	Hotels		Rooms
		Change over		Change over
Europe hotel and room count	2012 30 June	2011 31 December	2012 30 June	2011 31 December
Analysed by brand
InterContinental	29	(1)	9,128	(536)
Crowne Plaza	86	-	19,863	138
Holiday Inn	291	1	46,935	470
Holiday Inn Express	203	5	23,743	562
Staybridge Suites	4	1	605	162
Hotel Indigo	9	4	849	442
	____	____	______	_____
Total	622	10	101,123	1,238
	____	____	______	_____
Analysed by ownership type
Franchised	520	11	78,554	1,743
Managed	100	(1)	21,652	(505)
Owned and leased	2	-	917	-
	____	____	______	_____
Total	622	10	101,123	1,238
	____	____	______	_____

During the first half of 2012, the Europe system size increased by 10 hotels (1,238 rooms) to 622 hotels (101,123 rooms) with 22 hotel openings (3,225 rooms), the most in the first half of a year since 2008.  Holiday Inn and Holiday Inn Express contributed 16 hotels (2,337 rooms) to the openings in the period with Hotel Indigo contributing four hotels (442 rooms).  12 hotels (1,987 rooms) left the system in the period, primarily across the Holiday Inn and Holiday Inn Express brands (10 hotels, 1,305 rooms).

	Hotels		Rooms
		Change over		Change over
Europe pipeline	2012 30 June	2011 31 December	2012 30 June	2011 31 December
Analysed by brand
InterContinental	5	-	1,185	(125)
Crowne Plaza	11	(1)	2,727	(226)
Holiday Inn	14	(11)	3,271	(1,668)
Holiday Inn Express	39	(4)	5,853	(89)
Staybridge Suites	2	-	289	6
Hotel Indigo	11	-	1,142	(113)
	____	____	______	_____
Total	82	(16)	14,467	(2,215)
	____	____	______	_____
Analysed by ownership type
Franchised	70	(12)	10,655	(1,344)
Managed	12	(4)	3,812	(871)
	____	____	______	_____
Total	82	(16)	14,467	(2,215)
	____	____	______	_____

The Europe pipeline at 30 June 2012 totalled 82 hotels (14,467 rooms) representing a decrease of 16 hotels (2,215 rooms) over the pipeline at 31 December 2011.  A total of 17 hotels (2,964 rooms) were added to the region's pipeline during the first six months of 2012.  New signings were focussed on the Holiday Inn and Holiday Inn Express brands (10 hotels, 2,141 rooms), whilst Hotel Indigo is also gaining good traction with four signings (three in the UK and one in Israel).  The first half also saw the signing of the InterContinental St. Petersburg in Russia.  Terminations from the pipeline amounted to 11 hotels (1,954 rooms).

ASIA, MIDDLE EAST & AFRICA (AMEA)

	3 months ended			6 months ended
	30 June 2012	30 June 2011%		30 June 2012	30 June 2011%
AMEA Results	$m	$m	change	$m	$m	change

Revenue
Franchised	5	5	-	10	8	25.0
Managed	36	33	9.1	75	70	7.1
Owned and leased	11	12	(8.3)	23	22	4.5
	____	____	____	____	____	____
Total	52	50	4.0	108	100	8.0
	____	____	____	____	____	____
Operating profit before exceptional items
Franchised	3	3	-	6	5	20.0
Managed	19	17	11.8	42	39	7.7
Owned and leased	1	1	-	2	2	-
	____	____	____	____	____	____
	23	21	9.5	50	46	8.7
Regional overheads	(5)	(5)	-	(10)	(10)	-
	____	____	____	____	____	____
Total	18	16	12.5	40	36	11.1
	____	____	____	____	____	____

Revenue increased by $8m to $108m (8.0%) and operating profit before exceptional items increased by $4m to $40m (11.1%).  On a constant currency basis and after adjusting for the disposal in the third quarter of 2011 of a hotel and asset partnership in Australia, which contributed $3m to operating profit in the first half of 2011, operating profit increased by $7m (21.2%).

RevPAR increased by 7.9% compared to the first half of 2011, including some benefit from the recovery from the natural disasters in Japan and New Zealand last year, as well as signs of some political stabilisation in the Middle East.  System size for the region decreased by 0.7% compared to that at 30 June 2011.

Franchised revenue increased by $2m to $10m (25.0%) whilst operating profit increased by $1m to $6m (20.0%).

Managed revenue increased by $5m to $75m (7.1%) and managed operating profit increased by $3m to $42m (7.7%).  On a constant currency basis and after adjusting for the disposal of the hotel asset and partnership in Australia in 2011, operating profit increased by $6m (16.7%). RevPAR grew by 7.6% across the estate, whilst system size increased by 2.7% compared to 30 June 2011.

In the owned and leased estate, revenue increased by $1m to $23m (4.5%), whilst operating profit was flat at $2m.

	Hotels		Rooms
		Change over		Change over
AMEA hotel and room count	2012 30 June	2011 31 December	2012 30 June	2011 31 December
Analysed by brand
InterContinental	64	-	20,514	89
Crowne Plaza	64	3	17,625	704
Holiday Inn	75	(2)	17,322	(710)
Holiday Inn Express	9	1	2,153	296
Staybridge Suites	2	-	304	-
Other	13	(3)	2,765	(779)
	____	____	______	_____
Total	227	(1)	60,683	(400)
	____	____	______	_____
Analysed by ownership type:
Franchised	47	(7)	10,423	(2,194)
Managed	178	6	49,677	1,787
Owned and leased	2	-	583	7
	____	____	______	_____
Total	227	(1)	60,683	(400)
	____	____	______	_____

AMEA system size decreased by one hotel (400 rooms) to 227 hotels (60,683 rooms) in the first half of 2012.  Removals of eight hotels (2,268 rooms) were offset by openings of seven hotels (1,868 rooms).  Notable openings included Holiday Inn Express Bangkok Siam (300 rooms), the first hotel for the brand in South East Asia, the 197 room InterContinental Danang Sun Peninsula Resort hotel in Vietnam and the first Crowne Plaza resort in the region in Phuket, Thailand.

	Hotels		Rooms
		Change over		Change over
AMEA pipeline	2012 30 June	2011 31 December	2012 30 June	2011 31 December
Analysed by brand
InterContinental	16	(3)	4,153	(941)
Crowne Plaza	18	(3)	5,646	(1,083)
Holiday Inn	39	(4)	9,270	(1,110)
Holiday Inn Express	28	1	5,847	166
Staybridge Suites	6	(1)	728	(120)
Hotel Indigo	5	-	852	-
	____	____	______	_____
Total	112	(10)	26,496	(3,088)
	____	____	______	_____
Analysed by ownership type
Franchised	3	(1)	699	(153)
Managed	109	(9)	25,797	(2,935)
	____	____	______	_____
Total	112	(10)	26,496	(3,088)
	____	____	______	_____

The pipeline in AMEA decreased over the period by 10 hotels (3,088 rooms) to 112 hotels (26,496 rooms). This movement included signings of six hotels (1,395 rooms), including two hotels (625 rooms) in the InterContinental brand.  Terminations from the pipeline amounted to nine hotels (2,615 rooms).

GREATER CHINA

	3 months ended			6 months ended
	30 June 2012	30 June 2011%		30 June 2012	30 June 2011%
Greater China Results	$m	$m	change	$m	$m	change

Revenue
Franchised	1	-	-	1	1	-
Managed	22	18	22.2	40	33	21.2
Owned and leased	31	28	10.7	67	61	9.8
	____	____	____	____	____	____
Total	54	46	17.4	108	95	13.7
	____	____	____	____	____	____
Operating profit before exceptional items
Franchised	2	-	-	2	1	100.0
Managed	11	11	-	22	19	15.8
Owned and leased	9	6	50.0	21	16	31.3
	____	____	____	____	____	____
	22	17	29.4	45	36	25.0
Regional overheads	(6)	(3)	(100.0)	(9)	(6)	(50.0)
	____	____	____	____	____	____
Total	16	14	14.3	36	30	20.0
	____	____	____	____	____	____

Revenue increased by $13m to $108m (13.7%) and operating profit before exceptional items increased by $6m to $36m (20.0%).  At constant exchange rates, revenue and operating profit before exceptional items increased by $12m (12.6%) and $7m (23.3%) respectively.

RevPAR increased by 9.7% compared to the first half of 2011, including 7.9% in the second quarter, whilst system size for the region increased by 13.2% compared to that at 30 June 2011.

Franchised revenue remained flat at $1m, whilst operating profit increased by $1m to $2m.

Managed revenue increased by $7m to $40m (21.2%) and managed operating profit increased by $3m to $22m (15.8%), the latter impacted by a year on year increase of $1m in bad debt levels, together with incremental investment to support managed operations.  On a constant currency basis, revenue grew by $7m (21.2%) driven by an increase in RevPAR of 10.6%, compared to the first half of 2011 and system size growth of 11.2% on that at 30 June 2011.  On the same basis, operating profit grew by $4m (21.1%).

In the owned and leased estate, revenue increased by $6m to $67m (9.8%) and by $5m (8.2%) on a constant currency basis, whilst operating profit increased by $5m to $21m (31.3%) on an actual and constant currency basis, reflecting a RevPAR increase of 7.6%, together with stronger food and beverage revenues, at the InterContinental Hong Kong.

Regional overheads increased by $3m (50.0%) to $9m, mainly reflecting additional resources to support growth in the region.

	Hotels		Rooms
		Change over		Change over
Greater China hotel and room count	2012 30 June	2011 31 December	2012 30 June	2011 31 December
Analysed by brand
InterContinental	23	-	9,909	(2)
Crowne Plaza	54	2	19,457	1,001
Holiday Inn	59	2	19,386	1,448
Holiday Inn Express	36	2	9,120	427
Hotel Indigo	2	1	312	128
	____	____	______	_____
Total	174	7	58,184	3,002
	____	____	______	_____
Analysed by ownership type:
Franchised	4	1	2,187	1,224
Managed	169	6	55,494	1,770
Owned and leased	1	-	503	8
	____	____	______	_____
Total	174	7	58,184	3,002
	____	____	______	_____

Greater China system size increased by seven hotels (3,002 rooms) to 174 hotels (58,184 rooms) in the first half of 2012. One hotel removal (380 rooms) was offset by openings of eight hotels (3,382 rooms).  Openings included the Holiday Inn Macau Cotai Central (1,224 rooms), the largest Holiday Inn in the world.

	Hotels		Rooms
		Change over		Change over
Greater China pipeline	2012 30 June	2011 31 December	2012 30 June	2011 31 December
Analysed by brand
InterContinental	22	-	9,748	(131)
Crowne Plaza	52	(1)	19.186	(526)
Holiday Inn	40	(1)	11,894	(1,486)
Holiday Inn Express	33	5	7,098	880
Hotel Indigo	5	-	525	(54)
HUALUXE	4	4	1,350	1,350
	____	____	______	_____
Total	156	7	49,801	33
	____	____	______	_____
Analysed by ownership type
Franchised	1	(1)	151	(1,224)
Managed	155	8	49,650	1,257
	____	____	______	_____
Total	156	7	49,801	33
	____	____	______	_____

The pipeline in Greater China increased in the first half of 2012 by seven hotels (33 rooms) to 156 hotels (49,801 rooms).  This movement included signings of 19 hotels (4,994 rooms), with seven of these hotels (1,310 rooms) in the Holiday Inn Express brand, as well as four (1,350 rooms) signings for the newly launched HUALUXE brand.  Terminations from the pipeline amounted to four hotels (1,579 rooms).

CENTRAL

Net central costs increased by $2m to $75m (2.7%) during the six months ended 30 June 2012 and by $4m (5.5%) on a constant currency basis.

SYSTEM FUNDS

In the six months ended 30 June 2012, System Fund income increased by $70m to $611m due to the growth in hotel room revenues and marketing programmes.

OTHER FINANCIAL INFORMATION

Exceptional Operating Items

Exceptional operating items of $23m in the six months ended 30 June 2012, related to the reversal of a previously recorded impairment charge on a North American hotel.

Net Financial Expenses

Net financial expenses decreased by $7m to $25m for the six months ended 30 June 2012 due to lower levels of net debt.

Taxation

The tax charge on profit before tax, excluding the impact of exceptional items, has been calculated using an estimated effective annual tax rate of 29%.  By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 31%.  This rate is higher than the average UK statutory rate for the year of 26.5% due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a credit of $66m.  This represented, primarily, tax charges on exceptional operating items together with an exceptional tax credit representing the release of provisions which are exceptional by reason of their size or nature relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, together with the recognition of deferred tax assets as a result of the associated reduction in future uncertainty as to their recoverability.

Net tax paid in the six months ended 30 June 2012 totalled $40m.

Dividends

The Board has proposed an interim dividend per ordinary share of 21¢ (13.5p), representing growth of 31% on the 2011 interim dividend reflecting IHG's continued intention to rebalance the interim dividend towards one third of the total dividend for the year.

Capital Structure and Liquidity Management

During the six months ended 30 June 2012, $181m of cash was generated from operating activities and there was $45m capital expenditure.

Net debt at 30 June 2012 of $564m comprised cash and cash equivalents of $70m, loans and other borrowings of $609m and the exchange element of the fair value of currency swaps of $25m that fix the value of the Group's £250m 6% bonds at $415m.

On 7th August 2012, IHG announced a $1bn return to shareholders subject to shareholder approval, comprising a $500m special dividend with share consolidation to be paid in the fourth quarter of 2012 and a $500m share buyback programme to commence in the fourth quarter of 2012.

RISKS AND UNCERTAINTIES

The principal risks and uncertainties which could materially affect the Group's business for the remainder of the financial year remain those set out on pages 38 to 40 of the IHG Annual Report and Financial Statements 2011.

In summary, the Group is exposed to risks relating to:

•	political and economic developments;
•	events that adversely impact domestic or international travel;
•	the hotel industry supply and demand cycle;
•	identifying, securing and retaining franchise and management agreements;
•	changing technology and systems;
•	the reputation of its brands and the protection of intellectual property rights;
•	requiring the right people, skills and capability to manage growth and change;
•	the reliance upon its proprietary reservations system and is exposed to the risk of failures in the system and increased competition in reservations infrastructure;
•	information security;
•	its financial stability, ability to borrow and satisfy debt covenants;
•	compliance with existing and changing regulations across numerous countries, territories and jurisdictions;
•	litigation;
•	corporate responsibility;
•	funding in relation to the defined benefits under its pension plans; and
•	difficulties insuring the business.

Our focus on high-quality growth through brand performance, talented people and best in class delivery drives real shareholder value, as seen by our continued outperformance and capital return.  While the global economic environment remains uncertain, IHG continues to trade well and we are confident in our strategy for the future.
We have delivered good performance in the first half with RevPAR growth from all regions through gains in both occupancy and rate.

The economic outlook for the Eurozone remains uncertain, however the Group is not significantly exposed to this region.  Less than 10% of the Group's operating profit before central overheads is Euro denominated and the only significant asset in the region is the InterContinental Paris Le Grand which is partly hedged from a balance sheet perspective.  The Group is not dependent on Euro liquidity and none of the banks in the syndicated facility are based in the Eurozone.  The Group closely monitors working capital and cash to minimise any negative exposure to unexpected currency movements and is continually monitoring and reacting to trading conditions in the region.

The financing environment remains tough, however IHG continues to open and sign high quality hotels.  Building on the success of all our existing brands, we've launched two new hotel brands for our largest markets, EVEN Hotels for the United States and HUALUXE Hotels & Resorts for Greater China, both are attracting significant owner interest.

Our global scale, powerful brands, revenue delivery systems, resilient cash generative business model and focus on efficiency combined with an optimistic market outlook give us confidence in the future.  This is evidenced by today's announcement of a $1bn return of funds plus a 31% increase in the interim dividend.

A copy of the IHG Annual Report and Financial Statements 2011 is available at www.ihgplc.com.

GOING CONCERN

An overview of the business activities of IHG, including a review of the key business risks that the Group faces is given in this Interim Management Report. Information on the Group's treasury management policies can be found in note 21 to the Group financial statements in the IHG Annual Report and Financial Statements 2011.  The Group refinanced its bank facility in November 2011 and put in place a new five-year $1.07bn facility.  The £250m seven-year bond issued in December 2009 remains outstanding.  At the end of June 2012, the Group was trading significantly within its banking covenants and debt facilities.

The Group's fee-based model and wide geographic spread means that it is well placed to manage through uncertain times and our forecasts and sensitivity projections, based on a range of reasonably possible changes in trading performance and taking into account the risks and uncertainties outlined in this Report, show that the Group should be able to operate within the level of its current facilities.

After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future and, accordingly, they continue to adopt the going concern basis in preparing the financial statements.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm that to the best of their knowledge:

• The condensed set of financial statements has been prepared in accordance with IAS 34;

•     The interim management report includes a fair review of the important events during the first six months and a description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR
       4.2.7R; and

• The interim management report includes a fair review of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Richard Solomons                   Tom Singer
Chief Executive                         Chief Financial Officer

6 August 2012                           6 August 2012

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the three months ended 30 June 2012

	3 months ended 30 June 2012			3 months ended 30 June 2011
	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	469	-	469	454	-	454
Cost of sales	(195)	-	(195)	(188)	-	(188)
Administrative expenses	(86)	-	(86)	(88)	(37)	(125)
Other operating income and expenses	3	-	3	4	9	13
	_____	____	____	_____	____	____
	191	-	191	182	(28)	154

Depreciation and amortisation	(23)	-	(23)	(25)	-	(25)
Impairment	-	23	23	-	(2)	(2)
	_____	____	____	_____	____	____

Operating profit (note 3)	168	23	191	157	(30)	127
Financial income	1	-	1	1	-	1
Financial expenses	(14)	-	(14)	(17)	-	(17)
	_____	____	____	_____	____	____

Profit before tax (note 3)	155	23	178	141	(30)	111

Tax (note 5)	(44)	(13)	(57)	(39)	15	(24)
	_____	____	____	_____	____	____
Profit for the period from continuing operations attributable to the equity holders of the parent	111	10	121	102	(15)	87
	====	====	====	====	====	====

Earnings per ordinary share (note 6)
Continuing and total operations:
Basic			41.6¢			30.0¢
Diluted			40.9¢			29.5¢
Adjusted	38.1¢			35.2¢
Adjusted diluted	37.5¢			34.6¢
	====		====	====		====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the six months ended 30 June 2012

	6 months ended 30 June 2012			6 months ended 30 June 2011
	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	878	-	878	850	-	850
Cost of sales	(377)	-	(377)	(369)	-	(369)
Administrative expenses	(173)	-	(173)	(169)	(59)	(228)
Other operating income and expenses	4	-	4	8	18	26
	_____	____	____	_____	____	____
	332	-	332	320	(41)	279

Depreciation and amortisation	(46)	-	(46)	(51)	-	(51)
Impairment	-	23	23	-	9	9
	_____	____	____	_____	____	____

Operating profit (note 3)	286	23	309	269	(32)	237
Financial income	2	-	2	1	-	1
Financial expenses	(27)	-	(27)	(33)	-	(33)
	_____	____	____	_____	____	____

Profit before tax (note 3)	261	23	284	237	(32)	205

Tax (note 5)	(75)	66	(9)	(66)	17	(49)
	_____	____	____	_____	____	____
Profit for the period from continuing operations attributable to the equity holders of the parent	186	89	275	171	(15)	156
	====	====	====	====	====	====

Earnings per ordinary share (note 6)
Continuing and total operations:
Basic			94.8¢			54.0¢
Diluted			93.2¢			53.1¢
Adjusted	64.1¢			59.2¢
Adjusted diluted	63.1¢			58.2¢
	====		====	====		====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the three and six months ended 30 June 2012

	2012 3 months ended 30 June $m	2011 3 months ended 30 June $m	2012 6 months ended 30 June $m	2011 6 months ended 30 June $m

Profit for the period	121	87	275	156

Other comprehensive income
Available-for-sale financial assets:
(Losses)/gains on valuation	(1)	12	(4)	12
Losses reclassified to income on impairment	-	3	-	3
Cash flow hedges:
Reclassified to financial expenses	-	1	-	3
Defined benefit pension plans:
Actuarial (losses)/gains, net of related tax credit: 2012 3 months $6m, 6 months $2m (2011 3 months $1m, 6 months $1m charge)	(17)	(10)	(3)	2
Change in asset restriction on plans in surplus and liability in respect of funding commitments, net of related tax of: 2012 3 months $nil, 6 months $13m credit (2011 3 months $nil; 6 months $2m charge)	2	1	12	(3)
Exchange differences on retranslation of foreign operations, net of related tax credit: 2012 3 months $1m, 6 months $1m (2011 3 months $2m charge, 6 months $2m charge)	(30)	2	(9)	14
Tax related to pension contributions	1	1	1	3
	____	____	____	____
Other comprehensive (loss)/income for the period	(45)	10	(3)	34
	____	____	____	____
Total comprehensive income for the period	76	97	272	190
	===	====	===	====

Attributable to:
Equity holders of the parent	76	96	272	189
Non-controlling interest	-	1	-	1
	_____	_____	_____	_____
	76	97	272	190
	=====	=====	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2012

	6 months ended 30 June 2012
	Equity share capital	Other reserves*	Retained earnings	Non- controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	162	(2,650)	3,035	8	555

Total comprehensive income for the period	-	(13)	285	-	272
Issue of ordinary shares	7	-	-	-	7
Movement in shares in employee share trusts	-	18	(63)	-	(45)
Equity-settled share-based cost	-	-	13	-	13
Tax related to share schemes	-	-	14	-	14
Equity dividends paid	-	-	(113)	-	(113)
Share of reserve in equity accounted investment	-	-	5	-	5
Exchange and other adjustments	1	(1)	-	-	-
	____	____	____	____	____
At end of the period	170	(2,646)	3,176	8	708
	====	====	====	====	====

	6 months ended 30 June 2011
	Equity share capital	Other reserves*	Retained earnings	Non- controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	155	(2,659)	2,788	7	291

Total comprehensive income for the period	-	31	158	1	190
Issue of ordinary shares	6	-	-	-	6
Movement in shares in employee share trusts	-	26	(80)	-	(54)
Equity-settled share-based cost	-	-	18	-	18
Tax related to share schemes	-	-	10	-	10
Equity dividends paid	-	-	(102)	-	(102)
Exchange and other adjustments	5	(5)	-	-	-
	____	____	____	____	____
At end of the period	166	(2,607)	2,792	8	359
	====	====	====	====	====

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
30 June 2012

	2012 30 June	2011 30 June	2011 31 December
	$m	$m	$m
ASSETS
Property, plant and equipment	1,336	1,401	1,362
Goodwill	92	96	92
Intangible assets	342	277	308
Investment in associates and joint ventures	90	80	87
Retirement benefit assets	26	6	21
Other financial assets	145	154	156
Non-current tax receivable	42	-	41
Deferred tax assets	145	116	106
	_____	_____	_____
Total non-current assets	2,218	2,130	2,173
	_____	_____	_____
Inventories	4	4	4
Trade and other receivables	465	427	369
Current tax receivable	4	4	20
Derivative financial instruments	-	-	3
Cash and cash equivalents	70	55	182
Other financial assets	5	-	-
	_____	_____	_____
Total current assets	548	490	578
	_____	_____	_____
Non-current assets classified as held for sale	218	258	217
	______	______	______
Total assets (note 3)	2,984	2,878	2,968
	=====	=====	=====
LIABILITIES
Loans and other borrowings	(21)	(54)	(21)
Derivative financial instruments	(1)	(3)	-
Trade and other payables	(671)	(645)	(707)
Provisions	(1)	(23)	(12)
Current tax payable	(76)	(120)	(120)
	_____	_____	_____
Total current liabilities	(770)	(845)	(860)
	_____	_____	_____
Loans and other borrowings	(588)	(804)	(670)
Derivative financial instruments	(37)	(34)	(39)
Retirement benefit obligations	(192)	(190)	(188)
Trade and other payables	(527)	(488)	(497)
Provisions	(1)	(3)	(2)
Deferred tax liabilities	(101)	(94)	(97)
	_____	_____	_____
Total non-current liabilities	(1,446)	(1,613)	(1,493)
	_____	_____	_____
Liabilities classified as held for sale	(60)	(61)	(60)
	_____	_____	_____
Total liabilities	(2,276)	(2,519)	(2,413)
	=====	=====	=====
Net assets	708	359	555
	=====	=====	=====
EQUITY
Equity share capital	170	166	162
Capital redemption reserve	10	10	10
Shares held by employee share trusts	(9)	(10)	(27)
Other reserves	(2,894)	(2,898)	(2,893)
Unrealised gains and losses reserve	67	67	71
Currency translation reserve	180	224	189
Retained earnings	3,176	2,792	3,035
	______	______	______
IHG shareholders' equity	700	351	547
Non-controlling interest	8	8	8
	______	______	______
Total equity	708	359	555
	=====	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the six months ended 30 June 2012

	2012 6 months ended 30 June	2011 6 months ended 30 June
	$m	$m

Profit for the period	275	156
Adjustments for:
Net financial expenses	25	32
Income tax charge	9	49
Depreciation and amortisation	46	51
Exceptional operating items	(23)	32
Equity-settled share-based cost	11	15
Other non-cash movements	(2)	(1)
	_____	_____
Operating cash flow before movements in working capital	341	334
Net change in loyalty programme liability and System Fund surplus	118	83
Other changes in net working capital	(208)	(190)
Utilisation of provisions	(12)	(7)
Retirement benefit contributions, net of cost	(8)	(11)
Cash flows relating to exceptional operating items	-	(29)
	_____	_____
Cash flow from operations	231	180
Interest paid	(13)	(17)
Interest received	1	1
Tax paid on operating activities	(38)	(51)
	_____	_____
Net cash from operating activities	181	113
	_____	_____
Cash flow from investing activities
Purchases of property, plant and equipment	(12)	(18)
Purchase of intangible assets	(32)	(18)
Investment in other financial assets	-	(12)
Investment in associates and joint ventures	(1)	(34)
Disposal of assets, net of costs	-	71
Proceeds from other financial assets	3	5
Tax paid on disposals	(2)	-
	_____	_____
Net cash from investing activities	(44)	(6)
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	7	6
Purchase of own shares by employee share trusts	(45)	(57)
Dividends paid to shareholders	(113)	(102)
Decrease in borrowings	(99)	(3)
	_____	_____
Net cash from financing activities	(250)	(156)
	_____	_____

Net movement in cash and cash equivalents in the period	(113)	(49)
Cash and cash equivalents at beginning of the period	182	78
Exchange rate effects	1	(1)
	_____	_____
Cash and cash equivalents at end of the period	70	28
	=====	=====
Comprising:
Cash and cash equivalants	70	55
Overdrafts included within current loans and other borrowings	-	(27)
	____	____
	70	28
	====	====

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority and IAS 34 'Interim Financial Reporting'. They have been prepared on a consistent basis using the accounting policies set out in the InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Financial Statements for the year ended 31 December 2011.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE 2410 (UK and Ireland) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board.

The financial information for the year ended 31 December 2011 has been extracted from the Group's published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies.

After making enquiries, the directors have concluded that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future.  Accordingly, they continue to adopt the going concern basis in preparing the condensed interim financial statements.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the period. In the case of sterling, the translation rate for the six months ended 30 June is $1= £0.63 (2012 3 months, $1 = £0.63; 2011 6 months, $1 = £0.62; 2011 3 months, $1=£0.61). In the case of the euro, the translation rate for the six months ended 30 June is $1 = €0.77 (2012 3 months, $1 = €0.78; 2011 6 months, $1 = €0.71; 2011 3 months, $1 = €0.70).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period. In the case of sterling, the translation rate is $1=£0.64 (2011 31 December $1 = £0.65; 2011 30 June $1 = £0.62). In the case of the euro, the translation rate is $1 = €0.79 (2011 31 December $1 = €0.77; 2011 30 June $1 = €0.69).

3.	Segmental information
	Revenue
		2012	2011	2012	2011
		3 months ended 30 June	3 months ended 30 June	6 months ended 30 June	6 months ended 30 June
		$m	$m	$m	$m

	Americas	219	222	400	416
	Europe	116	109	206	185
	AMEA	52	50	108	100
	Greater China	54	46	108	95
	Central	28	27	56	54
		____	____	____	____
	Total revenue	469	454	878	850
		====	====	====	====

	All results relate to continuing operations.

Profit	2012 3 months ended 30 June $m	2011 3 months ended 30 June $m	2012 6 months ended 30 June $m	2011 6 months ended 30 June $m

Americas	133	128	233	225
Europe	37	39	52	51
AMEA	18	16	40	36
Greater China	16	14	36	30
Central	(36)	(40)	(75)	(73)
	____	____	____	____
Reportable segments' operating profit	168	157	286	269
Exceptional operating items (note 4)	23	(30)	23	(32)
	____	____	____	____
Operating profit	191	127	309	237

Financial income	1	1	2	1
Financial expenses	(14)	(17)	(27)	(33)
	____	____	____	____
Profit before tax	178	111	284	205
	====	===	====	====

All results relate to continuing operations.

Assets	2012 30 June $m	2011 30 June $m	2011 31 December $m

Americas	988	909	908
Europe	828	895	816
AMEA	279	320	276
Greater China	390	377	388
Central	238	202	228
	____	____	____
Segment assets	2,723	2,703	2,616

Unallocated assets:
Non-current tax receivable	42	-	41
Deferred tax assets	145	116	106
Current tax receivable	4	4	20
Derivative financial instruments	-	-	3
Cash and cash equivalents	70	55	182
	____	____	____
Total assets	2,984	2,878	2,968
	====	====	====

4.	Exceptional items
		2012 3 months ended 30 June $m	2011 3 months ended 30 June $m	2012 6 months ended 30 June $m	2011 6 months ended 30 June $m
	Continuing operations:

	Exceptional operating items
	Administrative expenses:
	Litigation provisions (a)	-	-	-	(22)
	Resolution of commercial dispute (b)	-	(37)	-	(37)
		____	____	____	____
		-	(37)	-	(59)
	Other operating income and expenses:
	VAT refund (c)	-	-	-	9
	Gain on disposal of hotels (d)	-	9	-	9
		_____	_____	_____	_____
		-	9	-	18
	Impairment:
	Other financial assets (e)	-	(3)	-	(3)
	Reversal of previously recorded impairment (f)	23	1	23	12
		____	____	____	____
		23	(2)	23	9
		____	____	____	____
		23	(30)	23	(32)
		====	====	====	====
	Tax
	Tax on exceptional operating items	(13)	9	(13)	11
	Exceptional tax credit (g)	-	6	79	6
		____	____	____	____
		(13)	15	66	17
		====	====	====	====

These items are treated as exceptional by reason of their size or nature.
a)	Related to a lawsuit filed against the Group in the Americas region, for which the final balance was paid in March 2012.
b)	Related to the settlement of a prior period commercial dispute in the Europe region.
c)	Arose in the UK relating to periods prior to 1996.
d)	Related to the sale of three hotels in North America.
e)	Related to available-for-sale equity investments subject to prolonged declines in their fair value below cost.
f)
Relates to the reversal of a previously recorded impairment charge on a North American hotel and, in 2011, mainly related to the partial reversal of an impairment charge recorded on another North American hotel that was sold in June 2011.

g)
Represents the release of provisions which are exceptional by reason of their size or nature relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, together with the recognition of deferred tax assets as a result of the associated reduction in future uncertainty as to their recoverability and, in 2011, related to a revision of the estimated tax impacts of an internal reorganisation completed in 2010.

5.	Tax

The tax charge on profit from continuing operations for the six months ended 30 June, excluding the impact of exceptional items (note 4), has been calculated using an estimated effective annual tax rate of 29% (2011 28%) analysed as follows.

	2012	2012	2012	2011	2011	2011
3 months ended 30 June	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate

Before exceptional items	155	(44)	28%	141	(39)	28%
Exceptional items	23	(13)		(30)	15
	____	____		____	____
	178	(57)		111	(24)
	====	====		====	====
Analysed as:
UK tax		(4)			(3)
Foreign tax		(53)			(21)
		____			____
		(57)			(24)
		====			====

	2012	2012	2012	2011	2011	2011
6 months ended 30 June	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate

Before exceptional items	261	(75)	29%	237	(66)	28%
Exceptional items	23	66		(32)	17
	____	____		____	____
	284	(9)		205	(49)
	====	====		====	====
Analysed as:
UK tax		33			(10)
Foreign tax		(42)			(39)
		____			____
		(9)			(49)
		====			====

6.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.

Continuing and total operations	2012	2011	2012	2011
	3 months ended 30 June	3 months ended 30 June	6 months ended 30 June	6 months ended 30 June
Basic earnings per ordinary share
Profit available for equity holders ($m)	121	87	275	156
Basic weighted average number of ordinary shares (millions)	291	290	290	289
Basic earnings per ordinary share (cents)	41.6	30.0	94.8	54.0
	====	====	====	====
Diluted earnings per ordinary share
Profit available for equity holders ($m)	121	87	275	156
Diluted weighted average number of ordinary shares (millions)	296	295	295	294
Diluted earnings per ordinary share (cents)	40.9	29.5	93.2	53.1
	====	====	====	====
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	121	87	275	156
Adjusting items (note 4):
Exceptional operating items ($m)	(23)	30	(23)	32
Tax on exceptional operating items ($m)	13	(9)	13	(11)
Exceptional tax credit ($m)	-	(6)	(79)	(6)
	____	____	____	____
Adjusted earnings ($m)	111	102	186	171
Basic weighted average number of ordinary shares (millions)	291	290	290	289
Adjusted earnings per ordinary share (cents)	38.1	35.2	64.1	59.2
	====	====	====	====
Diluted weighted average number of ordinary shares (millions)	296	295	295	294
Adjusted diluted earnings per ordinary share (cents)	37.5	34.6	63.1	58.2
	====	====	====	====

The diluted weighted average number of ordinary shares is calculated as:

	2012 3 months ended 30 June millions	2011 3 months ended 30 June millions	2012 6 months ended 30 June millions	2011 6 months ended 30 June millions
Basic weighted average number of ordinary shares	291	290	290	289
Dilutive potential ordinary shares - employee share options	5	5	5	5
	_____	____	_____	____
	296	295	295	294
	====	====	====	====

7.	Dividends
		2012 6 months ended 30 June cents per share	2011 6 months ended 30 June cents per share	2012 6 months ended 30 June $m	2011 6 months ended 30 June $m
	Paid during the period:
	Final (declared for previous year)	39.0	35.2	113	102
		====	====	====	====
	Proposed for the period:
	Interim	21.0	16.0	61	46
		====	====	====	====

8.	Net debt
		2012 30 June	2011 30 June	2011 31 December
		$m	$m	$m

	Cash and cash equivalents	70	55	182
	Loans and other borrowings - current	(21)	(54)	(21)
	Loans and other borrowings - non-current	(588)	(804)	(670)
	Derivatives hedging debt values*	(25)	(15)	(29)
		_____	____	____
	Net debt	(564)	(818)	(538)
		====	====	====
	Finance lease liability included above	(210)	(208)	(209)
		====	====	====

*
Net debt includes the exchange element of the fair value of currency swaps that fix the value of the Group's £250m 6% bonds at $415m.  An equal and opposite exchange adjustment on the retranslation of the £250m 6% bonds is included in non-current loans and other borrowings.

9.	Movement in net debt
		2012 6 months ended 30 June	2011 6 months ended 30 June	2011 12 months ended 31 December
		$m	$m	$m

	Net (decrease)/increase in cash and cash equivalents	(113)	(49)	107
	Add back cash flows in respect of other components of net debt:
	Decrease in other borrowings	99	3	119
		____	____	____
	(Increase)/decrease in net debt arising from cash flows	(14)	(46)	226

	Non-cash movements:
	Finance lease liability	(1)	(1)	(3)
	Exchange and other adjustments	(11)	(28)	(18)
		____	____	____
	(Increase)/decrease in net debt	(26)	(75)	205

	Net debt at beginning of the period	(538)	(743)	(743)
		____	____	____
	Net debt at end of the period	(564)	(818)	(538)
		====	====	====

10.	Capital commitments and contingencies

At 30 June 2012, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $32m (2011 31 December $14m, 30 June $19m).  The Group has also committed to invest up to $60m in two investments accounted for under the equity method of which $37m had been spent at 30 June 2012.

At 30 June 2012, the Group had contingent liabilities of $5m (2011 31 December $8m, 30 June $1m).

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts.  The maximum unprovided exposure under such guarantees is $34m (2011 31 December $42m, 30 June $48m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation.  The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such legal proceedings and warranties are not expected to result in material financial loss to the Group.

11.	Events after the reporting period

On 7 August 2012, the Group announced a planned $1bn return to shareholders comprising a $500m special dividend with share consolidation to be paid in the fourth quarter of 2012 and a $500m share buyback programme to commence in the fourth quarter of 2012.

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the interim financial report for the three and six months ended 30 June 2012 which comprises the Group income statement, Group statement of comprehensive income, Group statement of changes in equity, Group statement of financial position, Group statement of cash flows and the related notes 1 to 11.  We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland), 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The interim financial report is the responsibility of, and has been approved by, the Directors.  The Directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union.  The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three and six months ended 30 June 2012 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency  Rules of the United Kingdom's Financial Services Authority.

Ernst & Young LLP
London
6 August 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	07 August 2012